Exhibit 99.1

CASI PHARMACEUTICALS ANNOUNCES

SECOND QUARTER 2024 BUSINESS AND FINANCIAL RESULTS

BEIJING, China (August 16, 2024) CASI Pharmaceuticals, Inc. (Nasdaq: CASI) (“CASI” or the “Company”), a Cayman incorporated biopharmaceutical company specializing in the development and commercialization of innovative therapeutics and pharmaceutical products, today reported business updates and financial results for the three months ended June 30, 2024.

“The second quarter of 2024 was a period of significant progress for CASI as we shifted our Company’s strategy to the development of therapeutics for organ transplant rejection and autoimmune disease,” said Dr. Wei-Wu He, Chairman and CEO of CASI Pharmaceuticals. “The keystone of our strategic pivot is CID-103, an anti-CD38 antibody that we believe has potential for therapeutic use across multiple areas of unmet need, including antibody-mediated rejection (AMR) and idiopathic thrombocytopenia purpura (ITP). Ultimately, we believe CID-103 has widespread therapeutic use in many immune-mediated diseases. We are structuring our resources according to this expectation and will aim to advance our anti-CD38 programs at a brisk pace.”

Dr. He continued: “For both AMR and ITP, we are anticipating clinical study initiation on an efficient timeline. We are pleased that the U.S. FDA recently cleared our Investigational New Drug (IND) application for CID-103 for the treatment of adults with ITP, and we expect to initiate our planned Phase 1 study by year end. We anticipate that we will submit an IND for CID-103 in AMR in the fourth quarter of this year. We are especially pleased to have recently announced a $15 million private placement financing by Venrock Healthcare Capital Partners, Foresite Capital, and Panacea Venture in support of our strategy and its execution.”

CASI’s Board of Directors has formed a special committee to evaluate Dr. He’s proposal letter dated June 21, 2024, to acquire the entire business operations of the Company in China, including all license-in, distribution and related rights in Asia (excluding Japan), for an aggregate purchase price of $40.0 million. The offer price includes assumption of up to $20.0 million of the Company’s debt.

Second Quarter 2024 Financial Highlights

•	Total revenue was $4.0 million for the three months ended June 30, 2024, compared to $9.8 million for the three months ended June 30, 2023.

•	Costs of revenues were $1.9 million for the three months ended June 30, 2024, compared to $4.0 million for the three months ended June 30, 2023. The decrease was in line with the decrease of revenues.

•	Research and development expenses for the three months ended June 30, 2024, were $1.3 million, compared with $2.6 million for the three months ended June 30, 2023.

•	General and administrative expenses for the three months ended June 30, 2024, were $5.9 million, compared with $7.7 million for the three months ended June 30, 2023.

•	Selling and marketing expenses for the three months ended June 30, 2024, were $4.4 million, compared with $4.8 million for the three months ended June 30, 2023.

•	Net loss for the three months ended June 30, 2024, was $7.0 million, compared with $10.1 million for the three months ended June 30, 2023.

•	As of June 30, 2024, CASI had cash and cash equivalents of $9.5 million. In July 2024, the Company received gross proceeds of $15 million from a Private Placement.

Further information regarding the Company, including its Quarterly Report for the quarter ended June 30, 2024, can be found at www.casipharmaceuticals.com.

About CASI Pharmaceuticals

CASI Pharmaceuticals, Inc. is a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products in China, the United States, and throughout the world. The Company is focused on acquiring, developing, and commercializing products that augment its focus on hematology oncology therapeutics and therapeutics for organ transplant rejection and autoimmune disease, as well as other areas of unmet medical need. The Company intends to execute its plan to become a leader by launching medicines in the Greater China market, leveraging the Company’s China-based regulatory and commercial competencies and its global drug development expertise. The Company’s operations in China are conducted through its wholly owned subsidiary, CASI Pharmaceuticals (China) Co., Ltd., located in Beijing, China. More information on CASI is available at www.casipharmaceuticals.com.

CASI Forward-Looking Statements:

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties related to the non-binding proposal to acquire the Company’s certain business operations in China; the risk that we may be unable to continue as a going concern as a result of our inability to raise sufficient capital for our operational needs; the possibility that we may be delisted from trading on The Nasdaq Capital Market if we fail to satisfy applicable continued listing standards; the volatility in the market price of our ordinary shares; the risk of substantial dilution of existing shareholders in future share issuances; the difficulty of executing our business strategy on a global basis including China; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; legal or regulatory developments in China that adversely affect our ability to operate in China, our lack of experience in manufacturing products and uncertainty about our resources and capabilities to do so on a clinical or commercial scale; risks relating to the commercialization, if any, of our products and proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); our inability to predict when or if our product candidates will be approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency, PRC National Medical Products Administration, or other regulatory authorities; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; the risks relating to the need for additional capital and the uncertainty of securing additional funding on favorable terms; the risks associated with our product candidates, and the risks associated with our other early-stage products under development; the risk that result in preclinical and clinical models are not necessarily indicative of clinical results; uncertainties relating to preclinical and clinical trials, including delays to the commencement of such trials; our ability to protect our intellectual property rights; the lack of success in the clinical development of any of our products; and our dependence on third parties; the risks related to our dependence on Juventas to conduct the clinical development of CNCT19 and to partner with us to co-market CNCT19; risks related to our dependence on Juventas to ensure the patent protection and prosecution for CNCT19; the risk related to the Company’s ongoing development of and regulatory application for CID-103 with respect to the treatment of antibody-mediated rejection for organ transplant and the license arrangements of CID-103; risks relating to the commercialization, if any, of our proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); risks relating to interests of our largest shareholder and our Chairman and CEO that differ from our other shareholders; and risks related to the development of a new manufacturing facility by CASI Pharmaceuticals (Wuxi) Co., Ltd. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

EVOMELA® is proprietary to Acrotech Biopharma Inc. and its affiliates. FOLOTYN® is proprietary to Acrotech Biopharma Inc and its affiliates.

COMPANY CONTACT:

Rui Zhang

CASI Pharmaceuticals, Inc.

240.864.2643

ir@casipharmaceuticals.com

(Financial Table Follows)

CASI Pharmaceuticals, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In USD thousands, except share and per share data)

	June 30, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$9,533	$17,083
Investment in equity securities, at fair value	3,194	1,675
Short term investments	—	12,011
Accounts receivable	6,781	9,551
Amounts due from related parties	963	587
Inventories	14,614	15,877
Prepaid expenses and other	2,111	2,560
Total current assets	37,196	59,344

Long-term investments	1,773	1,686
Property, plant and equipment, net	8,496	9,241
Intangible assets, net	1,358	1,839
Right of use assets	1,756	2,392
Other assets	692	766
Total assets	$51,271	$75,268

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$792	$4,438
Accrued and other current liabilities	8,791	12,288
Total current liabilities	9,583	16,726

Long term borrowing	18,465	18,895
Other liabilities	14,202	15,482
Total liabilities	42,250	51,103

Commitments and contingencies

Shareholders’ equity:
Ordinary shares	1	1
Treasury shares	(9,604)	(9,604)
Subscription Receivable	(2,019)	—
Additional paid-in capital	699,373	695,785
Accumulated other comprehensive loss	(1,420)	(1,200)
Accumulated deficit	(677,310)	(660,817)
Total shareholders’ equity	9,021	24,165
Total liabilities and shareholders’ equity	$51,271	$75,268

CASI Pharmaceuticals, Inc.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share data)

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Revenues	3,979	9,820	7,388	18,167

Costs of revenues	1,912	3,986	3,515	7,364

Gross profit	2,067	5,834	3,873	10,803

Operating expenses:
Research and development	1,254	2,614	3,730	5,148
General and administrative	5,942	7,701	10,755	13,446
Selling and marketing	4,425	4,820	8,161	8,782
Gain on disposal of intangible assets	(500)	—	(500)	—
Foreign exchange loss (gain)	(265)	44	(30)	(15)
Total operating expense	10,856	15,179	22,116	27,361

Loss from operations	(8,789)	(9,345)	(18,243)	(16,558)

Non-operating income (expense):
Interest (expense) income, net	(55)	139	(116)	341
Other income	18	9	176	1,426
Changes in fair value of investments	1,861	(938)	1,690	(1,078)
Loss before income tax expense and share of net loss in an equity investee	(6,965)	(10,135)	(16,493)	(15,869)
Income tax benefit	—	80	—	—
Share of net loss in an equity investee	—	(15)	—	(32)
Net loss	(6,965)	(10,070)	(16,493)	(15,901)
Less: loss attributable to redeemable noncontrolling interest	—	(593)	—	(1,260)
accretion to redeemable noncontrolling interest redemption value	—	762	—	1,607
Net loss attributable to CASI Pharmaceuticals, Inc.	(6,965)	(10,239)	(16,493)	(16,248)

Weighted average number of ordinary shares outstanding (basic and diluted)	13,519,328	13,344,548	13,450,694	13,341,897
Net loss per share (basic and diluted)	(0.52)	(0.77)	(1.23)	(1.22)

Comprehensive loss:
Net loss	(6,965)	(10,070)	(16,493)	(15,901)
Foreign currency translation adjustment	(316)	(2,177)	(220)	(1,979)
Total comprehensive loss	(7,281)	(12,247)	(16,713)	(17,880)
Less: comprehensive loss attributable to redeemable noncontrolling interest	—	(1,789)	—	(2,348)
Comprehensive loss attributable to ordinary shareholders	(7,281)	(10,458)	(16,713)	(15,532)